FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2012

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Press Release dated February 29, 2012 entitled “AFP PROVIDA S.A. reports its results for the period ended December 31, 2011”

Item 1

 For immediate release

Contact:
María Paz Yañez
Planning & Control Manager
Phone: (56-2) 351-1483
E-mail: myanezm@bbvaprovida.cl

Santiago, Chile – February 29, 2012 – AFP PROVIDA (NYSE: PVD) announces its consolidated financial results for the period ended December 31, 2011. All figures are expressed in Chilean pesos and are prepared in accordance with the International Financial Reporting Standards (IFRS).

AFP PROVIDA S.A. reports its results for the period ended December 31, 2011

GENERAL HIGHLIGHTS FOR THE YEAR 2011

Ü
As of December 2011, the Company recorded a profit of Ch$78,854.9 million, lower by Ch$12,768.8 million or 13.9% with respect to the year 2010. This result was attributable to losses on mandatory investments, with a deviation of Ch$25,355.1 million as compared to the gains generated in the year 2010. The latter due to the negative returns obtained by local and foreign stock markets that led to record a weighted average nominal return of pension funds of -1.45% in the period versus a return of +12.18% attained in 2010.

Ü
Notwithstanding, the growth obtained by the recurring business (12.1%) defined as revenues minus operating expenses (life and disability insurance premium, personnel expenses and miscellaneous other operating expenses) was highlighted in the period, due to superior revenues of Ch$5,792.1 million in view of the growth experienced by fee income (Ch$10,085.8 million or 7.7%) stemming from higher salary base recorded in the period. The aforementioned was partially offset by other revenues (Ch$4,293.7 million) due to lower financial revenues associated to the life and disability insurance contract, currently in a runoff stage with decreasing cash flows.

Ü
Concerning operating expenses, they decreased by 6.9% (Ch$4,385.3 million) basically due to the credit made by the life and disability insurance premium that involved a positive variation with respect to the expense recorded in 2010; adding lower personnel expenses. The latter was partially offset by higher miscellaneous other operating expenses mainly related to data processing and marketing expenses.

Ü	With respect to profits from associates, this was positive in Ch$922.3 million, basically due to the outstanding result attained by local associates and AFORE Bancomer in Mexico.

Ü
Regarding income taxes, the period recorded a higher provision of Ch$271.8 million, since it is true that the period recorded a lower provision due to lower gains attained in the period, this provision was offset by the higher expense involved in the rise of the corporate tax rate from 17% in 2010 to 20% in 2011.

Ü
Since Provida became the sole shareholder in AFP Genesis (Ecuador) Provida’s financial statements are consolidated with this associate, which involved to acknowledge in different components of its results, a profit of Ch$3,105.6 in 2011, representing an increase of 10.4% as compared to 2010.

Ü
As of December 31, 2011, Provida has maintained leading the Chilean pension fund industry with a total of US$39,253.2 million of assets under management, equivalent to a market share of 29%. Also, Provida is a leader in terms of clients with an average portfolio of 3.5 million affiliates and 1.8 million of contributors, equivalent to market shares of 40% and 37% respectively as of December 2011.

GENERAL HIGHLIGHTS FOR THE FOURTH QUARTER IN 2011

Ü
The fourth quarter in 2011 (4Q11) recorded a profit of Ch$22,060.7 million, an increase of Ch$4,768.3 million or 27.6% with respect to the profit attained in the fourth quarter in 2010 (4Q10), attributable to the outstanding result recorded by the recurring business (revenues minus operating expenses) that increased 56.7% or Ch$7,767.5 million. This positive variation was partly attained by superior revenues of Ch$2,768.8 million given higher fee income stemming from the growth observed in the salary base, adding lower operating expenses of Ch$4,998.8 million related to the main components of costs, particularly, life and disability expenses.

Ü
Lower gains on mandatory investments (Ch$1,707.0 million) partially offset such result, attributable to lower returns obtained by fixed income due to the effect of superior rates over the pension funds portfolios, involving a weighted average nominal return of pension funds of +1.92% in the 4Q11 as compared with +2.73% recorded in the 4Q10.

Ü
Regarding income taxes, the period recorded an increased provision of Ch$1,523.4 million due to higher earnings before taxes recorded in the quarter, adding the superior expense incurred due to the increase experienced by the corporate tax rate from 17% to 20% in 2011.

AFP PROVIDA, leading company in the Chilean pension fund industry, provides pension fund management and related services throughout the country and has invested in similar companies in Peru, Ecuador and Mexico. In July 1999, PROVIDA was incorporated into the financial holding BBVA Group that enjoys pride of place in the pension fund industry and is one of the principal financial conglomerates in Latin America.
Business Drivers	Dec-11	Market
		Share
Average number of affiliates	3,518,003	39.6%
Average number of contributors	1,786,857	36.8%
Average number of pensioners	546,245	37.6%

Average salary base (US$ Million)	1,455.0	30.0%
AUM (US$ Million)	39,253.2	29.0%
Average real return of Pension Fund (Cum 2011)	-5.15%
Pension Fund Type A real return (Cum 2011)	-11.56%
Pension Fund Type B real return (Cum 2011)	-7.99%
Pension Fund Type C real return (Cum 2011)	-4.18%
Pension Fund Type D real return (Cum 2011)	0.02%
Pension Fund Type E real return (Cum 2011)	4.19%

Other Variables	Dec-11	Market
		Share
Average number of branches	60	28.1%
Average number of administrative employees	909	26.7%	(1)
Average number of sales agents	433	20.6%	(1)
(1) Market share as of September, 2011
AFP PROVIDA S.A.
COMPARATIVE ANALYSIS FOR THE YEAR 2011

The monthly economic index (IMACEC) grew 5.3% in December 2011, as compared to the same month in 2010, sustained by the strong dynamism of trade and growths observed in communications and mining sectors. With this result, the economy has expanded 6.3% y/y in 2011 and 4.5% y/y in the fourth quarter of the year.

In regard to foreign trade, the trade balance accrued a positive balance of US$10,616.4 million in 2011, declining 33% with respect to the figure recorded in 2010. As of December 2011, exports accrued US$80,586.0 million, an increase of 13% over 2010. The latter was partly attributable to the 20% growth of non-mining products (representing 38% of total exports), mainly the fishing and aquaculture sector given the increase of 40% in salmon and trout exports. Additionally, exports of mining products (representing 62% of total exports) increased by 11%, basically due to the superior copper price (17%).

Likewise, imports totaled US$69,969.6 million, representing an increase of 27% with respect to 2010. This variation was explained by the rise of 22% in non-fuel imports (representing 77% of total exports) mainly machineries and mechanical devices that increased by 25% and land vehicles with a growth of 22%. It adds to the above, fuel exports with an increase of 40% (representing a 23% of total imports), basically crude and diesel oil with growths of 50% and 25% respectively, due to the increase experienced by their prices, as well as higher volumes imported in the case of crude oil.

The Consumer Price Index (CPI) accrued a variation of 4.4% in 2011. The accumulated variation was basically the outcome of rises recorded in food and non-alcoholic beverages (8.6% with an effect of 1.63 p.p.), transport (5.2% with an effect of 1.00 p.p.), accommodation and utilities (6.2% with an effect of 0.82 p.p.) and education (5.7% with an effect of 0.34 p.p.), figures that were partially offset by the decrease exhibited in recreation and culture (-4.0% with an effect of -0.30 p.p.).

Regarding the monetary policy rate (MPR), the Central Bank decided to reduce the MPR in 25 basis points until 5.0% annually in the meeting held on January 12, 2012. The Central Bank explained its decision pointing out that developed economies have maintained a slow-growth path despite improvements exhibited by certain activity indicators in the United States, adding that emerging markets continue showing slowdown signs. Additionally, uncertainties of how to solve the economic situation in the Eurozone remain, whose fiscal and financial risks are still very high. Locally speaking, the economic activity and internal demand have developed in line with projections; labor market is still tied and monetary market has normalized. Total and underlying inflation in December 2011 was higher than the expected prices for perishable and other food, and the old effect of Chilean peso depreciation in the last quarter of 2011; however the Central Bank maintains the inflationary expectations around the target.

In relation to the labor market, the mobile quarter October-December 2011 recorded an unemployment rate of 6.6%, decreasing 0.5 percent points with respect to the previous mobile quarter, as well as to a twelve-month period. In the decrease recorded by the unemployment rate in twelve months, the increase of occupation (2.9%) influenced at a greater extent than the increase experienced by the labor force (2.3%), a situation that has been present mostly during the year.

The average estimation made by the National Statistics Institute for the year 2011, exhibited an unemployment rate of 7.1%, which has meant a decrease of 1.0 percent points with respect to the figure recorded last year. This result was driven by the yearly expansions of labor force and occupation of 3.8% and 5.0% respectively.

In reference to categories, the salaried employed sector expanded by 5.0% in twelve months, while the self-employed sector recorded a decrease (-2.6%) for the first time in the year. By sectors, real estate, business and renting activities and public administration represented the great impact over the total of occupation in twelve months, while manufacturing industry negatively stand out for the first time of the year. The sectors of great dynamism in the quarterly employment increase were agriculture and commerce, in line with the seasonal stage of the period.

BUSINESS DEVELOPMENT

COMPREHENSIVE INCOME STATEMENT

Profit

During 2011, the Company recorded a profit of Ch$78,854.9 million, a decrease of Ch$12,768.8 million or 13.9% as compared to the profit attained in 2010.

This result recorded was sustained by losses generated by mandatory investments, with a deviation of Ch$25,355.1 million, as compared to the gains recorded in 2010. The latter was attributable to the fact that the weighted average nominal return of pension funds was -1.44%, which was compared to +12.18% recorded in 2010, basically due to losses generated by local and foreign stock markets.

Despite the latter, it is important to note the outstanding result generated by the recurring business, defined as revenues minus operating expenses (life and disability insurance premium, personnel expenses and miscellaneous other operating expenses) that increased by 12.1% or Ch$10,177.5 million as compared to 2010. This result was the outcome of higher fee income (Ch$10,085.8 million) partially offset by lower other revenues (Ch$4,293.7 million) stemming from financial revenues associated to the life and disability insurance contract that is in runoff stage, thus, cash flows generating such benefits decreased.

With respect to operating expenses, they also made a positive contribution, decreasing by 6.9% or Ch$4,385.3 million due to the credit recorded by the life and disability insurance premium and savings in personnel expenses, which were partially offset by higher miscellaneous other operating expenses (mainly data processing and marketing costs).

Regarding related associates, they contributed Ch$922.3 million or 10.5% to the result attained in the period, mainly given the positive contribution made by local associates, adding the better result attained by AFORE Bancomer in Mexico.

Finally regarding income taxes, the period recorded a higher provision although the inferior earnings before taxes recorded in the period, since the rise in the corporate tax rate from 17% to 20% increased such expense.

As of December 2011, earnings per share (each ADR represents fifteen shares) were Ch$238.00 as compared to Ch$276.54 obtained in the same period in 2010. As of December 31, 2011, the total number of outstanding shares stood at 331,316,623, recording no changes with respect to the same date in 2010.

Revenues

In 2011, revenues were Ch$153,247.9 million, an increase of Ch$5,792.1 million or 3.9% as compared to 2010. In this result, higher fee income of Ch$10,085.8 million was highlighted, mainly due to the increase experienced by mandatory contributions, which was partially offset by lower other revenues of Ch$4,293.7 million basically due to lower financial revenues recorded in the period.

•
Fee income was Ch$140,359.2 million in 2011, increasing by Ch$10,085.8 million (7.7%) as compared to 2010. This result was basically driven by higher mandatory contributions of Ch$9,358.9 million sustained by the growth in salary base (7.4%), plus higher revenues for pensions payments (Ch$422.9 million or 18.6%) and administration of voluntary savings (Ch$304.1 million or 16.5%).

In keeping with the growing trend of fee income previously mentioned, Provida has maintained its leading position in the pension industry with an average market share of 40% in terms of participants, 37% in terms of contributors, and 30% in terms of salary base, while the market share of total assets under management was 29% as of December 2011. In figures, the average number of contributors was 1,786,857 and the monthly average salary base was US$1,455.0 million, while assets under management were US$39,253.2 million as of December 31, 2011.

•
Other revenues amounted to Ch$12,888.7 million in 2011, lower by Ch$4,293.7 million (25.0%) with respect to 2010. This result was sustained by lower financial revenues of Ch$4,975.1 million stemming from the life and disability insurance contract, expired in June 2009 and currently in a runoff stage, so lower cash flows were administered, adding minor returns obtained in the period.

Mandatory investments

In 2011, mandatory investments recorded losses of Ch$3,469.5 million, a decrease of Ch$25,355.1 million with respect to the gains recorded in 2010. In 2011, the weighted average nominal return of pension funds was -1.44% as compared to the return of +12.18% recorded in 2010, being the main contributions Fund Type A and Fund Type B in the losses during 2011. The nominal return per Fund Type was: Fund Type A -8.13%, Fund Type B -4.41%, Fund Type C -0.41%, Fund Type D +3.93% and Fund Type E +8.26%.

The negative return accumulated in the period was mainly driven by the losses recorded by foreign stock markets (MSCI World -7.6%: Japan -17.3% and Europe -8.5%; MSCI Emerging -20.5%: China -22.1%, Russia -21.7%, Brazil -17.2% and Mexico -3.1%), adding local stock markets (IPSA -15.2%). The latter was slightly offset by better results achieved by local and foreign fixed income as  interest rates decreased.

Life and disability insurance premium

The life and disability insurance premium credited Ch$2,325.9 million in 2011, positive in Ch$4,663.6 million as compared to the expense recorded in 2010.

The latter given that the average forward rates at the close of December 2010 were lower than the average rates expected at the close of 2011 (3.01% in Dec.2010 versus 3.09% in Dec.2011), which involved reversing provisions for casualty rate as determined by the difference between the amount requested at the end of December 2010 using the most accurate available information and the amount estimated by Provida’s model as of December 31, 2011.

In figures, the reverse of provisions led to record a positive variation of Ch$4,385.0 million. Additionally, the period recorded a lower expense in temporary premium of Ch$278.6 million, since in 2010 a greater amount of residual and uncredited contributions were processed.

Finally, it is important to note that Provida currently maintains the obligation of casualties pending of payment stemming from the temporary disability determination that remain under coverage as of June 30, 2009, and the expiration of the associated contract is determined for the next 48 months, that is, June 30, 2013, by mutual consent of the parties.

Employee expenses

Employee expenses amounted to Ch$30,604.7 million in 2011, lower by Ch$378.8 million or 1.2% with respect to 2010. This result was triggered by lower wages and salaries of sales personnel, and lower indemnities, which were partially offset by higher wages and salaries of administrative personnel and higher short term benefits.

•
Wages and salaries of administrative personnel amounted to Ch$17,286.5 million in 2011, increasing Ch$1,351.0 million or 8.5% as compared to 2010. This result was driven by higher expenses incurred in fixed salaries as per inflation adjustments, accrued vacations in view of the decreased reversal of provisions due to lower use of vacations and seniority awards due to the higher provision for the new seniority award linked to 30 years of permanence in the Company. It added to the above, the superior expense in wages and salaries of administrative personnel recorded by the associate Genesis in Ecuador.

In figures, the average administrative staff was 909 workers in 2011, increasing 1.2% with respect the average staff in 2010 (898 administrative workers). By comparing the end of each period, the administrative staff increased by 3.5%, from 890 in December 2010 to 921 workers in December 2011.

•
Wages and salaries of sales personnel amounted to Ch$9,207.6 million in 2011, a decrease of Ch$1,314.3 million or 12.5% with respect to 2010. This positive variation was basically determined by lower variable component of salaries in light of inferior commission paid to sales agents due to a smaller staff, adding the lower expense recorded in wages and salaries of sales personnel recorded by the associate Genesis in Ecuador. The latter was partially offset by a higher provision made for the seniority award related to 30 years of permanence in the Company and the superior fixed salaries in view of inflation adjustments, and increases in gross salaries as established in the collective agreement.

In figures, the average number of sales agents was 433 workers in 2011, a decrease of 5.9% with respect to the average number maintained in 2010 (460 sales agents). With respect to the evolution at the end of each period, the sales force decreased by 3.4% from 444 sales people in December 2010 to 429 in December 2011.

•	Short-term benefits to employees were Ch$2,499.9 million in 2011, increasing by Ch$634.5 million or 34.0% as compared to 2010 due to higher provisions required for bonuses.

•
Indemnities amounted to Ch$1,610.8 million in 2011, a decrease of Ch$1,049.9 million or 39.5% with respect to 2010. This positive result corresponded to lower indemnities paid to both administrative for Ch$1,251.4 million, as well as to sales personnel for Ch$1,409.3 million.

Depreciation and amortization expenses

The depreciation and amortization expenses were in the aggregate of Ch$8,206.5 million in 2011, an increase of Ch$195.5 million or 2.4% with respect to 2010. The latter was triggered by both, higher depreciation basically computing devices, as well as higher costs in amortization during the period.

•
The depreciation expenses were Ch$2,352.8 million in 2011, an increase of Ch$113.4 million or 5.1% with respect to the same period in 2010. This result was basically attained by superior depreciation of computing devices, basically due to purchases made in the period.

•
The amortization expenses were Ch$5,853.7 million as of December 2011, an increase of Ch$82.1 million or 1.4% with respect to the same period in 2010, attributable to higher amortization of IT programs in view of internal developments made in the period.

Impairment losses

Impairment losses recorded no expenses in 2011, with a deviation of Ch$556.0 million as compared to the expense recorded in 2010. Impairment losses are related to extraordinary expenses incurred in 2010 related to furniture repairs due to damage caused by the earthquake that occurred in Chile in February 2010.

Miscellaneous other operating expenses

Miscellaneous other operating expenses were Ch$30,664.7 million in 2011, an increase of Ch$657.0 million or 2.2% with respect to 2010. This result was driven by the following:

•
Marketing expenses were Ch$1,784.2 million in 2011, a rise of Ch$243.2 million or 15.8% with respect to 2010. This variation was originated by higher expenses incurred in publicity administration for creative services (including a portion of the expense stemming from 2010) and in events and promotions, mainly due to courses taken in social security. The aforementioned was partially offset by lower expenses associated with the effective cost of the quarterly balance sheet due to the smaller number of informative inserts sent to participants, as required by the authority, and lower expenses in publicity, basically associated with services in written media.

•
Data processing expenses were Ch$3,794.4 million in 2011, an increase of Ch$524.0 million or 16.0% with respect to 2010. This result was originated by superior host maintenance and installations costs related to minor developments required in the period that are not qualified as investments, basically normative requirements and enhancements in systems. Additionally, the period recorded higher expenses in host maintenance with related companies in view of small enhancements that not led an extension in the useful life of the asset. The latter was partially offset by inferior maintenance other equipments and installations, basically related to continuity and upgrading services for equipments and lower branch offices liaison due to fewer number of branch offices maintained in the period.

•
Administration expenses amounted to Ch$22,139.0 million in 2011, a decrease of Ch$339.2 million or 1.5% as compared to 2010. This variation was mainly caused by lower expenses in advisories, basically referred to the inferior installment for the services externalized to BBVA Servicios Corporativos and services related to the collection for unpaid contributions (DNPA). Adding to the above are lower operational write-offs in view of the adjustments made in provisions that were not required since the level of operating mistakes has diminished. The aforementioned was partially offset by higher expenses incurred in pension payments in order to improve the service rendered to pensioners and in donations due to the artistic tour related to the 30 years anniversary of AFP system.

•
Other operating expenses amounted to Ch$2,947.1 million in 2011, higher by Ch$228.9 million or 8.4% as compared to 2010. This deviation was attained by higher remunerations paid to the Board of Directors, due to per diem paid to Spanish Directors (expense not incurred in 2010), which was partially offset by lower disability qualification expenses mainly related to medical fees, since the insurance companies are currently responsible of such evaluations.

Profit (losses) from investments

Profit (losses) from investments in 2011 amounted to Ch$1,552.8 million, higher by Ch$1,271.0 million or 451.0% as compared to 2010 due to the higher level  of the Company´s liquidity and the better returns obtained in such investments.

Share of the profit (loss) from equity accounted associates

In 2011, share of the profit (loss) from equity accounted associates was Ch$9,711.0 million, higher by Ch$922.3 million or 10.5% with respect to 2010. This positive result was the outcome of better results attained by local associates, which jointly contributed Ch$800.0 million, given the best evolution of revenues on sales by Previred and fee income in the case of AFC; adding the positive contribution of Ch$186.2 million made by AFORE Bancomer in Mexico due to its higher fee income. The above was slightly offset by the lower result recorded by AFP Horizonte in Peru for Ch$63.9 million, basically due to lower gains in mandatory investments.

Company	Country	2011	2010	Change	%
		(Millions of Chilean pesos, except percentages)
AFC	Chile	1,298.7	1,079.2	219.5	20.3%
DCV	Chile	83.0	58.9	24.1	40.9%
Previred	Chile	2,343.0	1,786.7	556.4	31.1%
Bancomer	Mexico	3,802.4	3,616.3	186.2	5.1%
Horizonte	Peru	2,183.9	2,247.8	(63.9)	-2.8%
TOTAL		9,711.0	8,788.8	922.3	10.5%

In Peru, Provida Internacional has been a shareholder of AFP Horizonte since 1993, currently holding 15.87% of the shares. As of December 2011, this associate accounted for a total of 1,352,534 affiliates and assets under management for US$7,194.4 million, figures equivalent to market shares of 27% and 24% respectively, situating it in first place in terms of affiliates and in third place regarding assets under management.

Regarding Mexico, in November 2000, Provida Internacional materialized the purchase of 7.50% of AFORE Bancomer’s equity. As of December 2011, AFORE Bancomer maintained an affiliate portfolio of 4,381,799 and funds under management for US$17,719.2 million, representing market shares of 10% and 15%, respectively, situating it in fourth place in terms of affiliates and in second place in assets under management.

The local related associates are: Servicios de Administración Previsional S.A. (“PreviRed.com”) an electronic collection company in which Provida holds a 37.9% ownership; Sociedad Administradora de Fondos de Cesantía de Chile S.A. (“AFC”) a company that administers unemployment funds in accordance with the Law 19,728, where Provida has a 37.8% ownership and Inversiones DCV S.A. (“DCV”), an entity whose main purpose is to invest in entities engaged in public offerings of securities and where Provida participates with a 23.14% stake, being the rest of its main shareholders other AFPs in the industry, as the other two local investments (AFC and PreviRed.com), adding other financial institutions that also participate.

Exchange differences

The exchange differences amounted to Ch$122.2 million in 2011, a decrease of Ch$161.4 million or 56.9% with respect to 2010. This result was basically attained to the revaluation of an additional contribution to be recovered from the insurance companies (amounts valued in UF), which recorded a lower average balance as compared to 2010.

Other non-operating revenues

In 2011, other non-operating revenues were Ch$3,049.5 million, an increase of Ch$486.0 million or 19.0% as compared to 2010. This result was attributable to the sale of assets (real estate in the south of the country, Temuco) and the reversal of provision in labor suits from previous years since the final determination was favorable to the Company. The aforementioned due to the fact that provisions for labor suits are accounted for as other operating expenses, but the reverse of provisions corresponding to previous periods must be accounted for as revenues. The latter was partially offset by lower revenues received on rentals.

Other non-operating expenses

In 2011, other non-operating expenses amounted to Ch$376.0 million, increasing by Ch$196.6 million or Ch$179.4 or 91.3% as compared to the expense recorded in 2010, largely attributable to the provision for non recoverable common charges and rentals to third parties.

Income tax expense

Income tax expense was Ch$17,711.6 million in 2011, higher by Ch$271.8 million or 1.6% with respect to 2010. The above due to lower expense in income taxes resulting from the inferior earnings before taxes was offset by the higher expense that the corporate tax rate generated, increasing from 17% in 2010 to 20% in 2011.

STATEMENT OF FINANCIAL POSITION

Assets

Total assets amounted to Ch$390,348.6 million as of December 31, 2011, an increase of Ch$12,356.9 million or 3.3% with respect to December 31, 2010. In this evolution while current assets increased by Ch$17,526.8 million basically for the liquidity generated by the recurring business, non-current assets declined by Ch$5,169.9 million due to losses from mandatory investments and the amortization costs on intangible assets.

•
As of December 31, 2011, current assets were Ch$86,178.4 million, increasing by Ch$17,526.8 million or 25.5% with respect to December 31, 2010. This variation was mainly caused by superior amounts of financial assets at fair value of Ch$15,111.1 million, given the higher level of deposits stemming from cash flows generated by the recurring business. In addition to the above were higher receivable accounts for current taxes of Ch$9,239.8 million, due to higher monthly temporary payments. It should be mentioned that temporary payments are monthly calculated considering, among other variables, parameters of the previous year, so the taxable base has been higher, adding the rise in the tax rate of the period.

The above was partially offset by lower trade and other receivables of Ch$4,773.5 million, mainly due to lower balances in accounts receivables from insurers (Ch$4,944.9 million) and lower receivables from related companies (Ch$1,188.1 million) referred to BBVA Seguros de Vida. The latter as a consequence of the efficiency gains in processes achieved by the Benefit Unit to gather the necessary benefit documentation, which permitted improving the terms to recover from insurance companies, payments made to affiliates.

•
Non-current assets amounted to Ch$304,170.2 million as of December 31, 2011, a decrease of Ch$5,169.9 million or 1.7% with respect to December 31, 2010. This result was partly attained by lower mandatory investments of Ch$3,108.2 million due to the negative accumulated return of pension funds during 2011, which was partially offset by the normal contributions recorded in the growing salary base of clients. Additionally, the period recorded lower intangible assets of Ch$4,486.3 million given the amortization of the customer list related to local acquisitions of AFPs (Protección, Union and El Libertador). The above was partially offset by superior investments in equity accounted associates of Ch$3,382.5 million, mainly due to positive results attained by the associates, locally, AFC and Previred, and abroad, AFORE Bancomer.

Liabilities

Total liabilities amounted to Ch$85,568.1 million as of December 31, 2011, an increase of Ch$1,571.0 million or 1.9% with respect to December 31, 2010. This result was attributable to the higher total obligation for taxes of Ch$3,054.6 million (current and non-current portion), due to higher amounts in first category taxes, which was partially offset by lower deferred taxes in view of losses on mandatory investments. Additionally, the period recorded a higher obligation of trade and other payables of Ch$1,818.3 million. The aforementioned was partially offset by the lower total provision of Ch$2,959.0 million (current and non-current) associated with the life and disability benefits.

•
Current liabilities amounted to Ch$57,116.6 million as of December 31, 2011, an increase of Ch$11,977.1 million or 26.5% with respect to December 31, 2010. This variation was largely driven by two factors: a higher level of short term provisions associated to the life and disability insurance and higher liabilities for current taxes.

Regarding current provisions, they increased by Ch$5,429.4 million since the obligation of payment for the life and disability concept, has become lesser than one year. However, non-current provisions have declined by Ch$8,388.5 million, since it is estimated that 100% of the obligations will be paid in a period lesser than one year, so, the variation net of provisions corresponded to a decrease of Ch$2,959.0 million. This net decrease was sustained by the fact that the contract is in a runoff stage, that is, in a period of casualty payments that was generated until the coverage policy was closed (June 2009), and whose associated contributions have been paid throughout the time, decreasing the level of liabilities for such concept. It added to the above, higher discount rates expected at the moment of casualty payments with respect to those rates considered to determine the value of the liability at the end of 2010.

In connection with current taxes, the period recorded a higher liability of Ch$5,043.1 million, associated to the superior amount of first category tax to be paid given the higher prevailing tax rate. Also contributing to increase the current liabilities, was the variation of higher trade and other payables of Ch$1,818.3 million, basically associated to invoices payables related to outsourcing services (collection and pensions).

•
Non-current liabilities amounted to Ch$28,451.5 million as of December 31, 2011, a decrease of Ch$10,406.1 million or 26.8% with respect to December 31, 2010, since provisions for unfavorable casualty rate were registered as a current liability, as mentioned above. Additionally, the period recorded lower liabilities for deferred taxes (Ch$1,988.5 million) in relation with losses from mandatory investments during the period.

Shareholders’ equity

Total shareholder’s equity amounted to Ch$304,780.5 million as of December 31, 2011, increasing by Ch$10,786.0 million or 3.7% with respect to December 31, 2010. This evolution was triggered by the positive results generated in the year 2011, partially offset by the dividend distribution of both, definite dividend corresponding to the year 2010 and interim dividend corresponding to the year 2011.

Exchange rate

As of December 31, 2011 the exchange rate was Ch$519.20 per dollar, while at the same date in 2010, it was Ch$468.01 per dollar. As of December 2011, the Chilean peso depreciated against the dollar (10.94%), while as of December 2010 the Chilean peso appreciated against the dollar (7.71%).

COMPREHENSIVE INCOME STATEMENT

	2011	2010	Change	%
	(Millions of Chilean pesos, except percentages)

Revenues	153,247.9	147,455.8	5,792.1	3.9%
Gain on mandatory investments	(3,469.5)	21,885.7	(25,355.1)	-115.9%
Life and disability insurance premium expense (less)	2,325.9	(2,337.6)	4,663.6	199.5%
Employee expenses (less)	(30,604.7)	(30,983.5)	378.8	-1.2%
Depreciation and amortization (less)	(8,206.5)	(8,011.0)	(195.5)	2.4%
Impairment losses (less)	-	(556.0)	556.0	100.0%
Miscellaneous other operating expenses (less)	(30,664.7)	(30,007.7)	(657.0)	2.2%
Finance costs (less)	(121.2)	(102.9)	(18.3)	17.8%
Income (loss) from investments	1,552.8	281.8	1,271.0	451.0%
Share of the profit (loss) from equity accounted associates	9,711.0	8,788.8	922.3	10.5%
Exchange differences	122.0	283.4	(161.4)	-56.9%
Other non-operating income	3,049.5	2,563.5	486.0	19.0%
Other non-operating expenses (less)	(376.0)	(196.6)	(179.4)	91.3%

PROFIT (LOSS) BEFORE TAX	96,566.6	109,063.6	(12,497.0)	-11.5%

Income tax expense	(17,711.6)	(17,439.8)	(271.8)	1.6%

Profit (loss) after tax from continuing operations	78,854.9	91,623.8	(12,768.8)	-13.9%

PROFIT (LOSS)	78,854.9	91,623.8	(12,768.8)	-13.9%

STATEMENT OF FINANCIAL POSITION

	12-31-2011	12-31-2010	Change	%
	(Millions of Chilean pesos, except percentages)

Current assets	86,178.4	68,651.6	17,526.8	25.5%
Non-current assets	304,170.2	309,340.1	(5,169.9)	-1.7%

TOTAL ASSETS	390,348.6	377,991.7	12,356.9	3.3%

Current liabilities	57,116.6	45,139.5	11,977.1	26.5%
Non-current liabilities	28,451.5	38,857.6	(10,406.1)	-26.8%

Shareholders' Equity	304,780.5	293,994.6	10,786.0	3.7%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	390,348.6	377,991.7	12,356.9	3.3%

CASH FLOW STATEMENT

	2011	2010	Change	%
	(Millions of Chilean pesos, except percentages)

CASH FLOW FROM (USED IN) OPERATING ACTIVITIES	85,946.8	67,727.0	18,219.8	26.9%
Cash flow from (used in) operations	91,419.5	72,146.0	19,273.5	26.7%
Cash flow from (used in) other operating activities	(5,472.7)	(4,419.0)	(1,053.7)	23.8%

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES	(16,560.6)	(8,473.2)	(8,087.3)	95.4%

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES	(70,460.4)	(62,576.6)	(7,883.8)	12.6%

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	(1,074.2)	(3,322.8)	2,248.6	-67.7%

AFP PROVIDA S.A.
COMPARATIVE ANALYSIS OF THE FOURTH QUARTER IN 2011

Profit

During the fourth quarter of 2011 (4Q11), the Company recorded a profit of Ch$22,060.7 million, an increase of Ch$4,768.3 million or 27.6% with respect to profit recorded in the fourth quarter in 2010 (4Q10). This result was basically sustained by the outstanding 56.7% growth of the recurring business, defined as revenues minus operating expenses (life and disability insurance premium, personnel expenses and miscellaneous other operating expenses).

This result was partly sustained by superior revenues of Ch$2,768.1 million, stemming from higher fee income in view of the growth of salary base during the quarter. In addition, operating expenses decreased by Ch$4,998.8 million as a result of savings in all the lines, where the inferior life and disability insurance premium was highlighted given the adjustment made in provisions due to superior expected discount rate; and lower miscellaneous other operating expenses (administration and marketing costs).

This positive result was partially offset by lower gains on mandatory investments, with a deviation of Ch$1,707.0 million with respect to the 4Q10, since the 4Q11 recorded a weighted average nominal return of pension funds of +1.92% as compared to the +2.73% recorded in 2010.

In connection with associates, they recorded higher earnings for Ch$192.5 million or 6.9%, mainly due to better results attained by the local associate Previred and AFORE Bancomer in Mexico.

Regarding income taxes, the quarter recorded a higher provision due to increased earnings before taxes recorded in the quarter, adding the effect of the higher tax rate in the period, increasing from 17% to 20%.

During the 4Q11, earnings per share (each ADR represents fifteen shares) were Ch$66.58 as compared to Ch$52.19 obtained in the 4Q10.

Revenues

In the 4Q11, revenues were Ch$38,715.7 million, an increase of Ch$2,768.8 million or 7.7% with respect to the 4Q10. This result was basically driven by both higher fee income of Ch$1,803.1 million in view of the growth observed in mandatory contributions, as well as higher other revenues of Ch$965.7 million.

•
Fee income was Ch$35,546.3 million in the 4Q11, an increase of Ch$1,803.1 million (5.3%) with respect to the same quarter in 2010. This result was basically driven by higher amounts of mandatory contributions of Ch$1,743.7 million given the growth of salary base (5.3%), plus higher revenues from pensions payments (Ch$49.7 million or 7.9%) and administration of voluntary savings (Ch$9.7 million or 1.9%).

In keeping with the growing trend of the Company's salary base, Provida has maintained its leading position in the pension industry with average market shares of 39% in terms of number of participants, 36% in terms of contributors and 30% in terms of salary base. In the 4Q11, the average number of contributors was 1,773,177 and US$1,484.0 million in the case of the monthly average salary base. Assets under management were US$39,253.2 million as of December 31, 2011.

•
Other revenues amounted to Ch$3,169.4 million in the 4Q11, increasing by Ch$965.7 million (43.8%) with respect to the 4Q10. This result was basically the outcome of lower losses for Ch$478.3 million in financial revenues from the life and disability insurance contract, currently in a runoff stage that led to record lower administered cash flows. Additionally, the period recorded higher operating revenues of Ch$525.8 million generated by AFP Genesis in Ecuador.

Mandatory investments

During the 4Q11, mandatory investments recorded gains of Ch$3,701.7 million, lower by Ch$1,707.7 million with respect to the gains recorded in the 4Q10. The weighted average nominal return of pension funds was +1.92% in the 4Q11, which was compared to the return of +2.73% recorded in the 4Q10. This lower result was basically sustained by the negative effect over the pension funds portfolio of the rise of medium and long rates in the nominal curve, as well as in the inflation adjusted curve in the 4Q11.

Life and disability insurance premium

The life and disability insurance premium amounted to Ch$115.7 million in the 4Q11, lower by Ch$4,035.8 million with respect to the 4Q10. This result was sustained by the adjustment made in provisions in view of the superior expected discount rates at the moment of casualty payments for 2011. The above led to record a positive variation of Ch$3,953.3 million in casualty provisions, as compared to the expense recorded in the same quarter in 2010, adding the lower temporary premium of Ch$82.5 million stemming from processing the residual and un-credited contributions.

Employee expenses

Employee expenses amounted to Ch$8,837.7 million in the 4Q11, a decrease of Ch$251.4 million or 2.8% with respect to the 4Q10. This result was basically triggered by inferior wages and salaries to sales personnel of Ch$378.1 million and lower indemnities of Ch$667.0 million, which were partially offset by higher wages and salaries to administrative personnel of Ch$587.3 million and superior short term benefits of Ch$206.5 million.

•
Wages and salaries of administrative personnel amounted to Ch$4,652.1 million in the 4Q11, a rise of Ch$587.3 million or 14.4% with respect to the figure recorded in the same quarter in 2010. This result was largely attributed to the higher fixed component of salaries in view of inflation adjustments and a larger staff, plus higher accrued vacations, as a result of the minor reversal of provisions due to lower use of vacations. In addition, the period recorded higher wages and salaries of administrative personnel by AFP Genesis in Ecuador. The latter was partially offset by lower benefits allowances paid to workers, basically due to November 2010 incorporated a contribution to the Union Trade given the collective agreement termination in such month.

In figures, the average administrative staff was 918 workers in 4Q11, while in the 4Q10 it was 895, an increase of 2.5% (22 workers).

•
Wages and salaries of sales personnel amounted to Ch$2,171.2 million in the 4Q11, a decrease of Ch$378.1 million or 14.8% with respect to the 4Q10. This positive variation was mainly explained by lower variable-based remuneration paid to sales agents referred to commissions, participations and awards in connection with a smaller staff; adding lower expenses in wages and salaries of sales personnel recorded by AFP Genesis in Ecuador. The above was partially offset by higher accrued vacations, given the lower reversal of provisions stemming from the lower use of vacations.

In figures, the average number of sales agents was 415 workers in the 4Q11, a decrease of 6.4% with respect to the number maintained in the 4Q10 (444 sales agents).

•	Short term benefits to employees amounted to Ch$1,320.2 million in the 4Q11, increasing by Ch$206.5 million with respect to the 4Q10, given the higher provision for bonuses required in the quarter.

•
Indemnities were Ch$694.1 million in the 4Q11, a decrease of Ch$667.0 million or 49.0% as compared to the 4Q10. This evolution was mainly the outcome of lower indemnities paid to both administrative (Ch$554.7 million) and sales personnel (Ch$112.3 million).

Depreciation and amortization expenses

The depreciation and amortization expenses were Ch$2,041.4 million in the 4Q11, an increase of Ch$3.0 million or 0.1% with respect to the 4Q10. This result was the outcome of superior depreciation of Ch$14.9 million, which was partially offset by lower amortization of Ch$11.9 million.

•
In the 4Q11, the depreciation expenses amounted to Ch$577.6 million, an increase of Ch$14.9 million or 2.7% with respect to the expenses recorded in the same quarter in 2010. This variation was mainly attributable to higher depreciation of computing devices, plus superior depreciation expenses recorded by the associate Genesis in Ecuador.

•
The amortization expenses in the 4Q11 were Ch$1,463.9 million, a decrease of Ch$11.9 million or 0.8% with respect to the same quarter in 2010, determined by lower amortization costs during the period, mainly related IT software.

Impairment losses

Impairment losses recorded no expenses in the 4Q11, positive in Ch$556.0 million as compared to the 4Q10. Impairment losses recorded in the 4Q10 were related to extraordinary expenses incurred in reparation of furniture due to damages caused by the earthquake that occurred in Chile in February 2010.

Miscellaneous other operating expenses

Miscellaneous other operating expenses were Ch$8,301.2 million in the 4Q11, a decrease of Ch$711.7 million or 7.9% with respect to the 4Q10. This result was basically driven by lower administration (Ch$934.9 million) and marketing (Ch$170.5 million) expenses.

•
Marketing expenses were Ch$772.0 million in the 4Q11, lower by Ch$170.5 million as compared to the same quarter 2010. This result was basically attributable to lower expense in publicity, mainly written media, which was partially offset by the superior expense in publicity administration related to creative services, adding higher expenses in events and promotions, mainly due to courses related to social security taken in the period.

•
Data processing expenses were Ch$1,226.9 million in the 4Q11, an increase of Ch$253.0 million or 26.0% with respect to the 4Q10. The result was driven by higher costs in host maintenance with related companies, as well as host maintenance and installations services determined by the new system maintenance services. Also explaining the latter is the acknowledgement of small developments referred to normative requirements, as well as enhancements of current systems that did not involve the extension of useful life of such assets, so they correspond to costs and not investments. The latter was partially offset by lower branch offices liaison services due to the inferior number of branch offices maintained in the period.

•
Administration expenses amounted to Ch$5,507.4 million in the 4Q11, a decrease of Ch$934.9 million or 14.5% with respect to the same quarter in 2010. This result was mainly attributable to lower expenses in advisories related to collection for unpaid contributions, which was partially offset by superior expenses in temporary entities services; and higher costs in outsourcing and call center services.

•
Other operating expenses were Ch$794.9 million in the 4Q11, an increase of Ch$140.8 million or 21.5% with respect to the same period in 2010. This result was explained by higher compensations paid to the Board of Directors, given the per diem payments to Spanish Directors, adding superior expenses incurred in disability qualification expenses basically medical fees and clinical examinations.

Profit (losses) from investments

Profit (losses) from investments in the 4Q11 amounted to Ch$423.7 million, higher by Ch$276.1 million as compared to the same quarter in 2010 due to higher Company’s liquidity and superior returns obtained by these investments.

Share of the profit (loss) from equity accounted associates

Share of the profit (loss) from equity accounted associates was Ch$2,997.0 million in the 4Q11, higher by Ch$192.5 million or 6.9% with respect to the 4Q10. This result basically sustained by the higher revenues on sales recorded by Previred and the better performance exhibited by AFFORE Bancomer in Mexico, given the higher fee income recorded. The latter was partially offset by lower fee income generated by AFC and an inferior result achieved by AFP Horizonte in Peru attributable to losses in mandatory investments.

Company	Country	4Q11	4Q10	Change	%

		(Millions of Chilean pesos, except percentages)

AFC	Chile	341.4	381.7	(40.3)	-10.6%
DCV	Chile	18.0	2.6	15.4	597.7%
Previred	Chile	710.4	506.9	203.5	40.2%
Bancomer	México	956.9	860.4	96.5	11.2%
Horizonte	Perú	970.4	1,052.9	(82.6)	-7.8%
TOTAL		2,997.0	2,804.5	192.5	6.9%

Exchange differences

The exchange differences amounted to Ch$23.6 million in the 4Q11, higher by Ch$40.1 million with respect to the losses recorded in the 4Q10. In both quarters, the Chilean peso appreciated against the dollar, which decreased the value in Chilean pesos of deposits and accounts receivables maintained in dollars, but in the 4Q11 was inferior (0.5%) than in the 4Q10 (3.2%).

Other non-operating revenues

Other non-operating revenues were Ch$595.2 million in the 4Q11, a decrease of Ch$93.3 million or 13.6% with respect to the same quarter in 2010. This result was attributable to lower revenues received on rentals, adding inferior other revenues related to regularization of checks unpaid and annulled.

Other non-operating expenses

Other non-operating expenses were Ch$168.9 million in the 4Q11, higher by Ch$717.2 million with respect to the credit recorded in the same quarter in 2010. The aforementioned due to the 4Q10 recorded the reclassification of expenses stemming from damages provoked by the earthquake in the accounting line impairment losses.

Income tax expense

The income tax expense amounted to Ch$4,892.2 million in the 4Q11, higher by Ch$1,523.4 million or 45.2% with respect to the 4Q10, due to higher earnings before taxes recorded in the quarter, adding the superior expense involved in the increase of the corporate tax rate from 17% to 20%.

Exchange rate
In the 4Q11, the Chilean peso appreciated 0.5% against the dollar, as well as in the 4Q10 where the appreciation was 3.2%.

COMPREHENSIVE INCOME STATEMENT

	4Q11	4Q10	Change	%
	(Millions of Chilean pesos, except percentages)

Revenues	38,715.7	35,947.0	2,768.8	7.7%
Gain on mandatory investments	3,701.7	5,408.7	(1,707.0)	-31.6%
Life and disability insurance premium expense (less)	(115.7)	(4,151.5)	4,035.8	-97.2%
Employee expenses (less)	(8,837.7)	(9,089.0)	251.3	-2.8%
Depreciation and amortization (less)	(2,041.4)	(2,038.4)	(3.0)	0.1%
Impairment losses (less)	-	(556.0)	556.0	100.0%
Miscellaneous other operating expenses (less)	(8,301.2)	(9,012.9)	711.7	-7.9%
Finance costs (less)	(39.3)	(19.2)	(20.1)	104.6%
Income (loss) from investments	423.7	147.6	276.1	187.1%
Share of the profit (loss) from equity accounted associates	2,997.0	2,804.5	192.5	6.9%
Exchange differences	23.6	(16.4)	40.1	243.8%
Other non-operating income	595.2	688.6	(93.3)	-13.6%
Other non-operating expenses (less)	(168.9)	548.3	(717.2)	-130.8%

PROFIT (LOSS) BEFORE TAX	26,952.9	20,661.2	6,291.7	30.5%

Income tax expense	(4,892.2)	(3,368.8)	(1,523.4)	45.2%

Profit (loss) after tax from continuing operations	22,060.7	17,292.4	4,768.3	27.6%

PROFIT (LOSS)	22,060.7	17,292.4	4,768.3	27.6%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator
Date:	March 1, 2012	By:	/s/ Juan Sepúlveda
			Name:	Juan Sepúlveda
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	March 1, 2012	By:	/s/ María Paz Yañez
			Name:	María Paz Yañez
			Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.